AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

02028483

SUPPL

1 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 28 March 2002, Re Kuala Lumpur High Court Suit No. D5-22-381-1999 - Bank of Tokyo-Mitsubishi (M) Ltd (Labuan Branch) v. Amsteel Corporation Berhad; and

b) General Announcement dated 29 March 2002, Re: Change of Registrar's Address.

Please contact the undersigned for any queries.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

dlw 4/23

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **28-03-2002 05:38:29 PM**
Reference No **AA-020328-4F40D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

AMSTEEL CORPORATION BERHAD
Kuala Lumpur High Court Suit No. D5-22-381-1999
Bank of Tokyo-Mitsubishi (M) Ltd (Labuan Branch) ("BTML") v. Amsteel Corporation Berhad

* **Contents :-**

We refer to the Company's announcement dated 24 October 2000.

The Board of Directors of the Company wishes to announce that BTML has on 27 March 2002 withdrawn its claim in the above captioned suit for interest calculated on the sum of USD4,034,663.27 (equivalent to RM15,331,720.42) at the rate of 2.25% per annum above BTML's cost of funds, with no liberty to file afresh.

With regard to the claim in respect of the principal amount, judgement was obtained by BTML against the Company on 19 October 2000 in the sum of USD4,034,663.27 ("Judgement Debt"). BTML has sold the Judgement Debt to another financial institution, which has agreed not to take any steps to enforce the Judgement Debt any time before 31 December 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

28 MAR 2002

Form Version 2.0

Change of Address

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **29-03-2002 05:53:08 PM**
Reference No **AA-020329-64BFC**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Amsteel Corporation Berhad**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **Chan Poh Lan**
*	Designation	: **Secretary**

*	Change description	: **Registrar**
	Name of Registrar (if applicable)	: **Secretarial Communications Sdn Bhd (92040-W)**
*	Old address	: **Suite 11.01, Level 11, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur**
*	New address	: **Level 47, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur**
*	Telephone no	: **03-21622155 / 03-21648411**
*	Facsimile no	: **03-21614535**
	E-mail address	:
*	Effective date	: **01-04-2002**
	Remark	:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

29 MAR 2002